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                               September 10, 2020

       Winnie Wong
       Chief Financial Officer
       Alianza Minerals Ltd.
       325 Howe Street, Suite 410
       Vancouver, British Columbia
       Canada, V6C 1Z7

                                                        Re: Alianza Minerals
Ltd.
                                                            Form 20-F for the
Fiscal Year ended September 30, 2019
                                                            Filed February 18,
2020
                                                            File No. 000-55193

       Dear Ms. Wong:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 20-F for the Fiscal Year ended September 30, 2019

       Offer and Listing of Securities, page 99

   1. We note that you have been filing press releases and periodic reports with the TSX
                                                        Venture Exchange and
that you have not furnished this information on Form 6-K since early in 2019. Under
Rule 13a-16 of Regulation 13A, you are required to file reports on
                                                        Form 6-K promptly after
the required information is made public by the issuer, by the country of its domicile
or under the laws of which it was incorporated or organized, or by a foreign securities
exchange with which the issuer has filed the information.

                                                        The required
information would include that which is material with respect to the issuer and its subsidiaries
concerning: changes in the business; changes in management or control; acquisitions
or dispositions of assets; bankruptcy or receivership; changes in the certifying accountants;
the financial condition and results of operations; material legal proceedings; changes in
securities or in the security for registered securities; defaults upon senior securities;
material increases or decreases in the amount of securities or
 Winnie Wong
Alianza Minerals Ltd.
September 10, 2020
Page 2
         indebtedness; the results of the submission of matters to a vote of security holders;
         transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information that is considered to be of material importance to security holders.

         You may refer to General Instruction B to Form 6-K for further clarification. Please adhere to this filing obligation.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Karl
Hiller, Branch Chief, at (202) 551-3686 with any questions.



FirstName LastNameWinnie Wong                                   Sincerely,
Comapany NameAlianza Minerals Ltd.
                                                                Division of
Corporation Finance
September 10, 2020 Page 2                                       Office of
Energy & Transportation
FirstName LastName